UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________

FORM 11-K
___________

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ____________

Commission file number 001-36271  (Waterstone Financial, Inc.)

_______________________________

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

WATERSTONE BANK SSB 401(K) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WATERSTONE FINANCIAL, INC.
11200 W. Plank Court
Wauwatosa, WI  53226

WATERSTONE BANK SSB 401(K) PLAN
Wauwatosa, Wisconsin
FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

As of December 31, 2019 and 2018
and for the Year Ended December 31, 2019

WATERSTONE BANK SSB 401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Plan Participants
WaterStone Bank SSB 401(k) Plan
Wauwatosa, Wisconsin

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of WaterStone Bank SSB 401(k) Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of WaterStone Bank SSB 401(k) Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

We have served as the Plan's auditor since 2015.

Phoenix, Arizona
June 4, 2020

WATERSTONE BANK SSB 401(K) PLAN

Statements of Net Assets Available for Benefits
As of December 31, 2019 and 2018

	2019	2018
Assets
Investments – at fair value	$9,787,320	$7,181,886
Investments – at contract value	155,117	135,036

Receivables
Notes receivable from participants	29,563	16,422
Total assets	9,972,000	7,333,344

Net asset available for benefits	$9,972,000	7,333,344

See accompanying notes to financial statements.

WATERSTONE BANK SSB 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2019

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$108,762
Net appreciation in fair value of investments	1,759,986
Total investment gain, net	1,868,748
Contributions
Participants'	825,895
Employer	90,459
Rollovers	85,362
Total contributions	1,001,716
Interest on notes receivable from participants	1,163
Total additions	2,871,627
Deductions from net assets attributed to:
Benefits paid to participants	155,144
Administrative expenses	77,827
Total deductions	232,971
Total net increase	2,638,656
Net assets available for benefit Beginning of year	7,333,344
End of year	$9,972,000

See accompanying notes to financial statements.

WATERSTONE BANK SSB 401(K) PLAN
Notes to the Financial Statements
December 31, 2019 and 2018

Note 1 - Description of the Plan

The following description of the WaterStone Bank SSB 401(k) Plan provides only general information.  Participants should refer to the WaterStone Bank SSB 401(k) Plan summary plan description for a more complete description of the Plan's provisions.

General

The WaterStone Bank SSB 401(k) Plan (the "Plan") is a defined contribution plan covering all full-time and part-time employees of WaterStone Bank SSB (the “Company”), a wholly-owned subsidiary of Waterstone Financial, Inc.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  All employees hired before September 30, 2008 who have completed at least three months of service with the Company and all employees hired on or after September 30, 2008 who are age 18 or older are eligible to participate.  Upon enrollment in the Plan, a participant may direct contributions to a variety of investment options.

The investments of the Plan are maintained in a trust (the “Trust”) by Principal Trust Company (the “Trustee”) and the recordkeeping functions are performed by The Retirement Advantage, Inc. (the “Recordkeeper”).

Contributions

Participants may contribute up to 90% of pretax annual compensation (salary reduction contributions), as defined in the plan document, not to exceed the annual limit of the lesser of 90% of eligible compensation or $19,000 in a calendar year.  The Plan includes an automatic salary deferral feature for either Pre-Tax 401(k) deferral or Roth 401(k) deferral.  Participants are automatically enrolled after meeting eligibility requirements at a contribution rate of 5%. Participants may opt out if they choose to do so. The plan document also provides that eligible participants may make catch‑up contributions up to the Internal Revenue Service (“IRS”) limit.  Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions).  Participant contributions are recorded in the period the Company makes the corresponding payroll deductions.

The Company makes a discretionary contribution at a rate of 20% of eligible participant contributions limited to the first 5% of eligible participant compensation, as defined in the plan document, up to the maximum deferrable amount allowed by the IRS.

Investment Alternatives

Participants in the Plan may elect to invest their account balances in several investment alternatives, in any percentage allocation determined appropriate by the participant.  The investment alternatives under the Plan include Waterstone Financial, Inc. common stock as well as any fund, other than municipal and institutional funds, in the Principal Trust Company portfolio.  Participants may exchange any portion of their account balances from one fund to another at any time during the year.

Participant Accounts

Each participant's account is credited with the participant's salary reduction contributions, rollover contributions and an allocation of the Company's discretionary contributions and Plan earnings.  Allocations are based on the participant's eligible compensation or account balances, as defined in the plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

WATERSTONE BANK SSB 401(K) PLAN
Notes to the Financial Statements
December 31, 2019 and 2018

Note 1 - Description of the Plan (cont.)

Vesting

Participants are immediately vested in their salary reduction contributions.

Company discretionary contributions are allowed and the contributions and earnings thereon vest in accordance with provisions of the Plan as follows:

Vesting Years of Service	Percentage Vested
less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

The participant is fully vested in the company discretionary contributions upon reaching normal retirement age, death, or permanent disability.

Forfeited Accounts

As of December 31, 2019 and 2018, there were balances of $11,320 and $9,738 for forfeited nonvested accounts, respectively. Of those total forfeited nonvested accounts, $7,967 were used to reduce Company contributions for the year ended December 31, 2019 and any remaining balance will be used to reduce future company contributions.

Payment of Benefits

Benefits may be paid to the participant or beneficiary upon death, disability, retirement or termination of employment, as defined in the plan document.  The total vested portion of a participant's account balance is distributed in the form of a lump‑sum payment or a direct rollover distribution.  Participants experiencing financial hardship may withdraw a portion of this account balance as defined in the plan document.

Generally, participants are allowed to take an in-service distribution upon reaching the age of 59 ½. A distribution will be made to the participant if the vested account balance is $1,000 or less regardless of whether the participant consented to receive it.

Termination of Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000.  These loans are secured by the balance in the participant's account.  The loans bear a reasonable rate of interest as managed by Principal based on the interest rates charged for similar types of loans.  Principal and interest is paid ratably through bi-weekly payroll deductions.  The interest rates on outstanding loans range from 5.25% to 7.50% and 5.25% to 6.75% as of December 31, 2019 and 2018, respectively.

WATERSTONE BANK SSB 401(K) PLAN
Notes to the Financial Statements
December 31, 2019 and 2018

Note 1 - Description of the Plan (cont.)

Administrative Expenses

Plan administrative fees, investment advisor fees, loan and distribution fees and record keeping and audit fees are to be paid from the respective participants’ account.

Note 2 ‑ Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting.  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Plan's management to make estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value (except for fully benefit-responsive investment contracts which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

See Note 3 for discussion of fair value measurements.

Net appreciation and depreciation in fair value of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in fair value of investments.  Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period. The net realized gains or losses on the sale of investments represents the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

Benefits are recorded when paid.  There were no benefit payments for participants who have elected to withdraw from the Plan but had not been paid as of December 31, 2019 and 2018.

WATERSTONE BANK SSB 401(K) PLAN
Notes to the Financial Statements
December 31, 2019 and 2018

Note 2 ‑ Summary of Significant Accounting Policies (cont.)

Subsequent Events

The Plan has evaluated subsequent events through June 4, 2020, the date the financial statements were issued and there were no subsequent events, other than disclosed below, requiring adjustments to the financial statements or disclosures.

In March, 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic, which continues to spread throughout the United States and around the world. The declaration of a global pandemic indicates that almost all public commerce and related business activities must be, to varying degrees, curtailed with the goal of decreasing the rate of new infections. The outbreak of COVID-19 could adversely impact a broad range of industries. The values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.

Note 3 – Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
-	quoted prices for similar assets or liabilities in active markets;
-	quoted prices for identical or similar assets or liabilities in inactive markets;
-	inputs other than quoted prices that are observable for the asset or liability;
-	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair market value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2019 and 2018.

Waterstone Financial, Inc. Common Stock:  Valued at fair value based upon the closing price reported in an active market where such shares are traded.

WATERSTONE BANK SSB 401(K) PLAN
Notes to the Financial Statements
December 31, 2019 and 2018

Note 3 – Fair Value Measurements (cont.)

Mutual funds:  Valued at the daily closing price as reported by the fund. Mutual funds held by the plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the plan are deemed to be actively traded.

Collective trust funds: Valued at the NAV of units of a collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly manner.

The tables below present the balances of assets measured at fair value on a recurring basis by level within the hierarchy.

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Waterstone Financial, Inc. Common Stock	$1.236.522	$1,236,522	$-	$-
Collective Trusst Funds	3,732,183	-	3,732,183	-
Mutual Funds	4,818,615	4,818,615	-	-
Total Investments	$9,787,320	$6,054,137	$3,732,183	$-

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Waterstone Financial, Inc. Common Stock	$1,051,733	$1,051,733	$-	$-
Collective Trusst Funds	2,653,207	-	2,653,207	-
Mutual Funds	3,476,946	3,476,946	-	-
Total Investments	$7,181,886	$4,528,679	$2,653,207	$-
			-

There were no transfers of investments between levels during the year ended December 31, 2019.

The plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 4 – Investments – Guaranteed Investment Contract

In 2013, the Plan entered into a fully benefit-responsive guaranteed investment contract with Principal Life Insurance Company. Principal Life Insurance Company maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

WATERSTONE BANK SSB 401(K) PLAN
Notes to the Financial Statements
December 31, 2019 and 2018

Note 4 – Investments – Guaranteed Investment Contract (cont.)

This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value.  Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by Principal Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contract at December 31, 2019 and 2018, was $155,117 and $135,036, respectively.

The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than two percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that any events that would limit the Plan's ability to transact at contract value with participants are probable of not occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Note 5 - Parties‑In‑Interest

Certain Plan investments are managed by the investment trustee as defined by the Plan and, therefore, these transactions qualify as parties‑in‑interest.  These transactions are not considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

The investment of the Plan in the Company’s common stock is considered a party-in-interest transaction.  During the year ended December 31, 2019, the Plan purchased 4,852 shares for a total of $81,787 and sold 2,627 shares for a total of $43,963.

Note 6 - Tax Status

The Plan is placing reliance on an opinion letter dated March 31, 2014 received from the IRS on the prototype plan indicating that the Plan is qualified under Section 401 of the IRC and is therefore not subject to tax under current income tax law. The prototype Plan has been amended since receiving the opinion letter. However, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

WATERSTONE BANK SSB 401(K) PLAN

Schedule H, Line 4i ‑ Schedule of Assets (Held at End of Year)
Plan 002
EIN 39-0691250
As of December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	BlackRock Investments, LLC BlackRock Investments, LLC	BlackRock Global Allocation Institutional Fund BlackRock High Yield Bond Institutional Fund	** **	$63,373 28,776
	DWS Funds	DWS Real Estate Securities Fund	**	47,702
	Fidelity Investments	Fidelity Contrafund	**	1,486,745
*	Principal Trust Company	Fixed Income Guaranteed Option	**	155,117
	Goldman SachsTrust	Goldman Sachs Small Cap Institutional Fund	**	50,079
	Invesco	Invesco Diversity Dividend R5 Fund	**	208,281
	Ivy Funds	Ivy Mid Cap Growth I Fund	**	66,946
	Janus Investment Fund	Janus Henderson Triton Fund	**	243,606
	John Hancock Funds III	John Hancock Disciplined Value Mid Cap I Fund	**	113,647
	JP Morgan Trust II	JP Morgan Core Bond R5 Fund	**	180,429
	T. Rowe Price	LargeCap Growth I Institutional Fund	**	279,923
	T. Rowe Price	Science & Technology I Fund	**	131,521
	MFS Investment Management	International Diversification R4 Fund	**	210,303
	OppenheimerFunds	Oppenheimer Developing Markets Y Fund	**	91,512
	OppenheimerFunds	Oppenheimer International Growth Y Fund	**	204,379
	PIMCO	PIMCO Income Institutional Fund	**	57,808
	PIMCO	PIMCO Midcap Institutional Fund	**	121,264
*	Principal Trust Company	Principal Lifetime Hybrid Income CIT	**	21,674
*	Principal Trust Company	Principal Lifetime Hybrid 2015 CIT	**	16,329
*	Principal Trust Company	Principal Lifetime Hybrid 2020 CIT	**	96,571
*	Principal Trust Company	Principal Lifetime Hybrid 2025 CIT	**	515,476
*	Principal Trust Company	Principal Lifetime Hybrid 2030 CIT	**	851,276
*	Principal Trust Company	Principal Lifetime Hybrid 2035 CIT	**	457,596
*	Principal Trust Company	Principal Lifetime Hybrid 2040 CIT	**	674,692
*	Principal Trust Company	Principal Lifetime Hybrid 2045 CIT	**	382,878
*	Principal Trust Company	Principal Lifetime Hybrid 2050 CIT	**	488,017
*	Principal Trust Company	Principal Lifetime Hybrid 2055 CIT	**	150,302

WATERSTONE BANK SSB 401(K) PLAN

Schedule H, Line 4i ‑ Schedule of Assets (Held at End of Year)
Plan 002
EIN 39-0691250
As of December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Principal Trust Company	Principal Trust(SM) Target 2060 Fund	**	$72,660
*	Principal Trust Company	Principal Trust(SM) Target 2065 Fund	**	4,712
	Vanguard Group	Vanguard 500 Index Admiral Fund	**	511,350
	Vanguard Group	Vanguard Mid Cap Index ADM Fund	**	600,410
	Vanguard Group	Vanguard Small Cap Index ADM Fund	**	120,561
*	Waterstone Financial, Inc.	Waterstone Financial, Inc. common stock	**	1,236,522
*	Participant Loans	Interest rate; 5.25% - 7.50% Maturities through 2024		29,563
				$9,972,000
	* Represents a party in interest ** Cost omitted for participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

WATERSTONE BANK SSB 401(K) PLAN

/s/ Mark R. Gerke
Mark R. Gerke
Chief Financial Officer
June 4, 2020